ORRICK

02055835

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

October 28, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 04 2002
WASH. D.C. 180

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of September 30, 2002, enclosed please find a copy of a press release dated October 28, 2002.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

JKG/ejm
Enclosure

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

FJA announces 9-months-results already on 5th November 2002

Munich, 28th October 2002 – FJA AG (WKN 513010), the consultancy and software house for insurance companies and financial services providers, will publish its 9-months-results already on 5th November 2002 and not – as previously planned – on 7th November.

The reason for this are important meetings with investors during international conferences on 6th and 7th November. Since FJA has always aimed for transparency in its communication with shareholders and investors as well as analysts and the media, it was decided to publish the results two days earlier in order to provide all interested parties with the same information at the same time.

About FJA:

FJA is a leading consulting and software firm in the insurance sector, specialising in developing and implementing standard software for insurance companies and other financial service providers. FJA software supports the development, the administration as well as the sales of insurance products.

FJA was formed in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH in Munich. In 1999, it was renamed FJA AG and since 21 February 2000 the company has been listed on the Neuer Markt of the Frankfurt Stock Exchange, and has been admitted to the NEMAX50 with effect from 18 March 2002. The members of the Management Board are Prof. Dr. Manfred Feilmeier (CEO), Rainer W. G. Herbers (COO), Michael Junker (CRO), Dr. Thomas Meindl (CFO) and Dr. Rolf Schwaneberg (CHRO).

FJA AG employs almost 900 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

Public Relations:

Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, D-81373 Munich,
Phone +49 89 769 01 517, Fax +49 89 769 01 606, E-Mail martina.fassbender@fja.com